Consolidated Financial Statements
(Expressed in thousands of United States dollars)

WESTPORT INNOVATIONS INC.

For the years ended December 31, 2015, 2014 and
2013

KPMG LLP PO Box 10426 777 Dunsmuir Street Vancouver, BC V7Y 1K3 Canada	Telephone:(604) 691-3000 Fax: (604) 691-3031 Internet: www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Westport Innovations Inc.

We have audited the accompanying consolidated financial statements of Westport Innovations Inc., which comprise the consolidated balance sheet as at December 31, 2015, the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2015 and December 31, 2013 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Westport Innovations Inc. as at December 31, 2015, and its consolidated results of operations and its consolidated cash flows for the years ended December 31, 2015 and December 31, 2013, in accordance with US generally accepted accounting principles.

Comparative Information

Without modifying our opinion, we draw attention to Note 3(a) to the consolidated financial statements which indicates that the comparative information presented as at and for the year ended December 31, 2014 has been adjusted for the adoption of new accounting standards in 2015.

The consolidated financial statements of Westport Innovations Inc. as at and for the year ended December 31, 2014, excluding the adjustments described in Note 3(a) to the consolidated financial statements, were audited by another auditor who expressed an unmodified opinion on those financial statements on March 9, 2015 (October 15, 2015 as to the change in reportable segments discussed in Note 23 to the consolidated financial statements).

As part of our audit of the consolidated financial statements as at and for the year ended December 31, 2015, we audited the adjustments described in Note 3(a) to the consolidated financial statements that were applied to adjust the comparative information presented as at and for the year ended December 31, 2014. In our opinion, the adjustments are appropriate and have been properly applied.

We were not engaged to audit, review, or apply any procedures to the December 31, 2014 consolidated financial statements, other than with respect to the adjustments described in Note 3(a) to the consolidated financial statements. Accordingly, we do not express an opinion or any other form of assurance on those financial statements taken as a whole.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Westport Innovations Inc.’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 29, 2016 expressed an unmodified (unqualified) opinion on the effectiveness of Westport Innovations Inc.’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Professional Accountants

March 29, 2016
Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Westport Innovations Inc.

We have audited Westport Innovations Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Financial Statements and Assessment of Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2015, and the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2015 and December 31, 2013 and our report dated March 29, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Professional Accountants

March 29, 2016
Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Westport Innovations Inc.

We have audited, before the effects of the adjustments to retrospectively apply accounting standards adopted in 2015 as discussed in Note 3 to the consolidated financial statements, the accompanying consolidated financial statements of Westport Innovations Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2014, and consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for the year ended December 31, 2014 and a summary of significant accounting policies and other explanatory information, (the 2014 consolidated financial statements before the effects of the adjustments discussed in Note 3 to the consolidated financial statements are not presented herein).

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, such 2014 consolidated financial statements, before the effects of the adjustments to retrospectively apply accounting standards adopted in 2015 as discussed in Note 3 to the consolidated financial statements, present fairly, in all material respects, the financial position of Westport Innovations Inc. and subsidiaries as at December 31, 2014, and its financial performance and its cash flows for the year ended December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Other Matter
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply accounting standards adopted in 2015 as discussed in Note 3 to the consolidated financial statements and, accordingly, we do not express an opinion on any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 9, 2015 (October 15, 2015 as to the change in reportable segments discussed in Note 23 to the consolidated financial statements)

WESTPORT INNOVATIONS INC.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except share amounts)

December 31, 2015 and 2014

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$27,143	$93,282
Short-term investments	696	723
Accounts receivable (note 5)	38,324	46,849
Inventories (note 6)	35,660	41,824
Prepaid expenses	3,475	4,641
	105,298	187,319
Long-term investments (note 7)	31,111	33,324
Other assets	2,863	1,973
Property, plant and equipment (note 9)	42,527	58,134
Intangible assets (note 10)	22,307	27,920
Deferred income tax assets (note 19(b))	2,538	3,827
Goodwill (note 11)	3,008	23,352
	$209,652	$335,849
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 12)	$57,454	$55,502
Current portion of deferred revenue	1,779	1,782
Current portion of long-term debt (note 13)	8,257	18,955
Current portion of warranty liability (note 14)	5,554	9,696
	73,044	85,935
Warranty liability (note 14)	8,437	13,413
Long-term debt (note 13)	54,190	57,741
Deferred revenue	1,513	3,795
Deferred income tax liabilities (note 19(b))	3,570	5,352
Other long-term liabilities (note 15)	1,302	1,605
	142,056	167,841
Shareholders’ equity:
Share capital (note 17):
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
64,380,819 (2014 - 63,480,722) common shares	937,029	930,857
Other equity instruments	16,460	7,767
Additional paid in capital	9,837	9,837
Accumulated deficit	(863,348)	(764,960)
Accumulated other comprehensive income	(32,382)	(15,493)
	67,596	168,008
Commitments and contingencies (note 22)
	$209,652	$335,849
See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Brenda J. Eprile	Director	Warren Baker	Director

WESTPORT INNOVATIONS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of United States dollars, except share and per share amounts)

	Years ended December 31,
	2015	2014	2013
Product revenue	$97,844	$118,015	$148,001
Service and other revenue (note 21)	5,460	12,554	16,031
	103,304	130,569	164,032
Cost of revenue and expenses:
Cost of product revenue	83,314	97,923	148,690
Research and development (note 17(d) and 18)	52,777	76,580	91,132
General and administrative (note 17(d))	35,201	40,319	46,475
Sales and marketing (note 17(d))	17,496	25,489	28,707
Foreign exchange (gain) loss	(11,601)	(3,433)	(15,168)
Depreciation and amortization (note 9 and 10)	13,654	18,666	16,288
Bank charges, interest and other	378	703	595
Impairment of long lived assets	4,015	5,238	4,838
Provision for inventory purchase commitments (note 12 and 22(b))	—	4,106	—
Intangible impairment (note 10)	—	5,823	1,721
Goodwill impairment (note 11)	18,707	18,543	34,964
	213,941	289,957	358,242
Loss from operations	(110,637)	(159,388)	(194,210)
Income from investments accounted for by the equity method	18,317	14,222	13,444
Interest on long-term debt and amortization of discount	(5,529)	(5,849)	(4,789)
Interest and other income	192	817	1,018
Loss before income taxes	(97,657)	(150,198)	(184,537)
Income tax expense (recovery) (note 19):
Current	1,245	606	1,414
Deferred	(514)	(1,185)	(541)
	731	(579)	873
Net loss for the year	$(98,388)	$(149,619)	$(185,410)
Other comprehensive income (loss):
Cumulative translation adjustment	(16,889)	(15,201)	(17,308)
Comprehensive loss	$(115,277)	$(164,820)	$(202,718)
Loss per share:
Basic and diluted	$(1.53)	$(2.37)	$(3.22)
Weighted average common shares outstanding:
Basic and diluted	64,109,703	63,130,022	57,633,190
See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)

	Common			Additional		Accumulated other	Total
	shares		Other equity	paid in	Accumulated	comprehensive	shareholders'
	outstanding	Share capital	instruments	capital	deficit	income (loss)	equity
January 1, 2013	55,294,091	$733,385	$9,228	$6,384	$(429,932)	$17,016	336,081
Issue of common shares on exercise of stock options	111,986	1,147	—	(406)	—	—	741
Issue of common shares on exercise of share units	609,200	10,599	(10,599)	—	—	—	—
Issue of common shares in connection with acquisition	718,485	24,091	—	—	—	—	24,091
Acquisition to be settled by issuance of common shares	—	—	3,285	—	—	—	3,285
Issue of common shares on public offering	6,000,000	152,340	—	—	—	—	152,340
Share issue costs	—	(5,065)	—	—	—	—	(5,065)
Stock-based compensation	—	—	11,920	2,227	—	—	14,147
Net loss for the year	—	—	—	—	(185,410)	—	(185,410)
Other comprehensive loss	—	—	—	—	—	(17,308)	(17,308)
December 31, 2013	62,733,762	916,497	13,834	8,205	(615,342)	(292)	322,902
Issue of common shares on exercise of stock options	43,071	374	—	(132)	—	—	242
Issue of common shares on exercise of share units	608,975	10,701	(10,701)	—	—	—	—
Issue of common shares in connection with acquisition	94,914	3,285	(3,285)	—	—	—	—
Stock-based compensation	—	—	7,919	1,764	—	—	9,683
Net loss for the year	—	—	—	—	(149,619)	—	(149,619)
Other comprehensive loss	—	—	—	—	—	(15,201)	(15,201)
December 31, 2014	63,480,722	930,857	7,767	9,837	(764,960)	(15,493)	168,008
Issue of common shares on exercise of share units	575,024	5,010	(5,010)	—	—	—	—
Issue of common shares in connection with acquisition	325,073	1,162	—	—	—	—	1,162
Stock-based compensation	—	—	13,703	—	—	—	13,703
Net loss for the year	—	—	—	—	(98,388)	—	(98,388)
Other comprehensive loss	—	—	—	—	—	(16,889)	(16,889)
December 31, 2015	64,380,819	$937,029	$16,460	$9,837	$(863,348)	$(32,382)	$67,596
See accompanying notes to consolidated financial statements.

Westport Innovations Inc.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

	Years ended December 31,
	2015	2014	2013
Cash flows from (used in) operating activities:
Net loss for the year	$(98,388)	$(149,619)	$(185,410)
Items not involving cash:
Depreciation and amortization	13,654	18,666	16,288
Stock-based compensation expense	14,871	9,683	14,283
Unrealized foreign exchange gain	(11,601)	(3,434)	(15,168)
Deferred income tax (recovery) expense	(514)	(1,185)	(541)
Income from investments accounted for by the equity method	(18,317)	(14,222)	(13,444)
Amortization of long-term debt	876	2,139	1,643
Impairment of long lived assets	4,015	5,238	4,838
Inventory write-downs to net realizable value	8,743	2,102	4,925
Provision for inventory purchase commitments	—	4,106	—
Intangible impairment	—	5,823	1,721
Goodwill impairment	18,707	18,543	34,964
Change in fair value of derivative liability and bad debt expense	587	1,338	(37)
Changes in non-cash operating working capital:
Accounts receivable	975	11,629	(12,289)
Inventories	(5,997)	(1,367)	5,179
Prepaid expenses	661	(556)	513
Accounts payable and accrued liabilities	9,526	(4,749)	(2,064)
Deferred revenue	(1,507)	(5,096)	5,208
Warranty liability	(5,359)	(5,797)	22,602
	(69,068)	(106,758)	(116,789)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(4,845)	(10,249)	(26,450)
Maturity (purchase) of short-term investments, net	—	31,369	(5,771)
Acquisitions, net of acquired cash (note 4)	787	(3,053)	1,178
Dividends received from joint ventures	20,464	3,200	8,287
	16,406	21,267	(22,756)
Cash flows from (used in) financing activities:
Repayment of operating lines of credit and long term facilities	(8,308)	(9,540)	(13,678)
Increase in operating lines of credit and issuance of long term facilities	5,432	17,797	—
Finance costs incurred	—	(2,033)	—
Proceeds from stock options exercised	—	242	741
Shares issued for cash	—	—	152,340
Share issuance costs	—	—	(5,065)
	(2,876)	6,466	134,338
Effect of foreign exchange on cash and cash equivalents	(10,601)	(6,206)	(5,238)
Decrease in cash and cash equivalents	(66,139)	(85,231)	(10,445)
Cash and cash equivalents, beginning of year	93,282	178,513	188,958
Cash and cash equivalents, end of year	$27,143	$93,282	$178,513
See accompanying notes to consolidated financial statements.

Westport Innovations Inc.
Consolidated Statements of Cash Flows (continued)
(Expressed in thousands of United States dollars)

	Years ended December 31,
	2015	2014	2013
Supplementary information:
Interest paid	$4,551	$4,702	$3,911
Taxes paid, net of refunds	1,238	871	1,321
Non-cash transactions:
Shares issued on exercise of share units	5,010	10,701	10,599
See accompanying notes to consolidated financial statements.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

 1. Company organization and operations:

Westport Innovations Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995.

The Company is a provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Its technology and products enable light (<5.9 litre), medium (5.9 to 10 litre), heavy-duty (11 to 16 litre) and high horsepower (>16 litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, more plentiful and generally less expensive alternative fuel.

The Company is focused on developing technology to enable more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines. The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gas, in addition to using an abundant, relatively inexpensive alternative fuel. The Company’s systems can be used to enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas or hydrogen. The Company’s research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for its differentiated technology offerings and competitive advantage.

2. Significant accounting policies:

(a)    Basis of presentation:

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and variable interest entities (“VIEs”) for which the Company is considered the primary beneficiary.  All intercompany balances and transactions have been eliminated on consolidation.

These consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company has sustained net losses since inception and as at December 31, 2015 has an accumulated deficit of $863,348. As at December 31, 2015 the Company has cash and cash equivalents of $27,143. The Company’s ability to continue as a going concern is dependent on its available cash, its ability to find new sources of financing or raise cash through the sale of assets while in pursuit of operating profitability. There can be no assurance that the Company will be successful in achieving its objectives. Management believes that the cash balances available as of December 31, 2015, combined with cost cutting measures in place and its ability to find new sources of financing or raise cash through the sale of assets subsequent to the balance sheet date, provides sufficient funds for the Company to meet its obligations beyond the next 12 months. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. See also "Cartesian Financing" and "Merger with Fuel Systems Solutions, Inc." in Note 25 of these financial statements for cash raised subsequent to year end.
(b)Foreign currency translation:

The Company’s reporting currency for its consolidated financial statement presentation is the United States dollar.  The functional currencies of the Company’s operations and subsidiaries include the following: United States, Canadian ("CDN") and Australian dollar, Euro, Chinese Renminbi (“RMB”), and Swedish Krona.  The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates,  shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

2.    Significant accounting policies (continued):

(b)    Foreign currency translation (continued):

Transactions that are denominated in currencies other than the functional currency of the Company’s operations or its subsidiaries are translated at the rate in effect on the date of the transaction.  Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rate in effect on the balance sheet date.  Non-monetary assets and liabilities are translated at the historical exchange rate.  All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars.  For the periods presented, the Company used the following exchange rates:

	Year end exchange rate as at:		Average for the year ended:
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Canadian dollar	0.72	0.86	0.78	0.91
Australian dollar	0.73	0.82	0.75	0.90
Euro	1.09	1.21	1.11	1.33
RMB	0.15	0.16	0.16	0.16
Swedish Krona	0.12	0.13	0.12	0.15

(c)Cash and cash equivalents:

Cash and cash equivalents includes cash, term deposits, bankers acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired.  Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations.

(d)Short-term investments:

Short-term investments, consisting of investment grade commercial paper, banker acceptances, bearer deposit notes, guaranteed investment certificates and other term deposits, are considered available for sale and recorded at fair value with changes in fair value recognized in accumulated other comprehensive income until realized.  A decline in value that is considered other than temporary is recognized in net loss for the period.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

2.    Significant accounting policies (continued):

(e)    Accounts receivable, net:

Accounts receivable are measured at amortized cost.  The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Past due balances over 90 days are reviewed individually for collectibility. If the financial condition of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

(f)Inventories:

The Company’s inventories consist of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value.  Cost is determined based on the lower of weighted average cost and net realizable value.  The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation.  The Company provides inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with manufacturers for quantities in excess of the Company’s future demand forecast consistent with its valuation of excess and obsolete inventory.

(g)Property, plant and equipment:

Property, plant and equipment are stated at cost.  Depreciation is provided as follows:

Assets	Basis	Rate

Buildings	Straight-line	15 years
Computer equipment and software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	8 – 10 years
Leasehold improvements	Straight-line	Lease term

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

2.    Significant accounting policies (continued):

(h)    Long-term investments:

The Company accounts for investments in which it has significant influence, including VIEs for which the Company is not the primary beneficiary, using the equity method of accounting.  Under the equity method, the Company recognizes its share of income from equity accounted investees in the statement of operations with a corresponding increase in long-term investments.  Any dividends paid or payable are credited against long-term investments.

(i)Financial liabilities:

Accounts payable and accrued liabilities, short-term debt and long-term debt are measured at amortized cost.  Transaction costs relating to long-term debt are deferred in other assets on initial recognition and are amortized using the effective interest rate method.

(j)Research and development costs:

Research and development costs are expensed as incurred and are recorded net of government funding received or receivable.

(k)Government assistance:

The Company periodically applies for financial assistance under available government incentive programs, which is recorded in the period it is received or receivable.  Government assistance relating to the purchase of property, plant and equipment is reflected as a reduction of the cost of such assets.  Government assistance related to research and development activities is recorded as a reduction of the related expenditures.

(l)Intangible assets:

Intangible assets consist primarily of the cost of intellectual property, trademarks, technology, customer contracts and non-compete agreements.  Intangible assets are amortized over their estimated useful lives, which range from 5 to 20 years.

(m)Impairment of long-lived assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount.  An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value.  When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

2.    Significant accounting policies (continued):

(n)    Goodwill impairment:

Goodwill is recorded at the time of purchase for the excess of the amount of the purchase price over the fair values of the identifiable assets acquired and liabilities assumed.  Goodwill is not amortized and instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired.  This impairment test is performed annually at November 30.  Future adverse changes in market conditions or poor operating results of underlying assets could result in an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge.

A two-step test is used to identify a potential impairment and to measure the amount of impairment, if any.  The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill.  If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two.  Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

Fair value is determined using widely accepted valuation techniques, which may include discounted cash flows and market multiple analyses.  These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies.

(o)Warranty liability:

Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue.  The Company provides warranty coverage on products sold for a period ending two years from the date the products are put into service by customers.  Warranty liability represents the Company’s best estimate of warranty costs expected to be incurred during the warranty period.  Furthermore, the current portion of warranty liability represents the Company’s best estimate of the costs to be incurred in the next twelve-month period.  The Company uses historical failure rates and cost to repair defective products to estimate the warranty liability.  New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  The Company records warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter.  The amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products.  Since a number of the Company’s products are new in the market, historical data may not necessarily reflect actual costs to be incurred and may result in significant fluctuations in the warranty liability.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

2.    Significant accounting policies (continued):

(p)    Extended warranty:

The Company sells extended warranty contracts that provide coverage in addition to the basic warranty coverage.  Proceeds from the sale of these contracts are deferred and amortized over the extended warranty period commencing at the end of the basic warranty period.  On a periodic basis, management reviews the estimated costs expected to be incurred related to servicing these contracts and recognizes a loss to the extent such costs exceed the related deferred revenue. Extended warranty costs are expensed as period costs as incurred.

(q)Revenue recognition:

Product revenue

The Company’s primary source of revenue is from the sale of kits, Westport LNG systems and parts, and Westport CNG and LPG fuel systems for OEMs in the light-duty automotive and industrial markets.  Product revenue is recognized when contractual terms are agreed upon, the price is fixed or determinable, the products are shipped and title passes to the customer and collectability is reasonably assured.

Revenue from research and development

The Company also earns service revenue from research and development arrangements under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in products and providing ongoing development services to assist with the development and commercialization of products.  These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under product development programs.  Revenues are recognized using the milestone method based on assessment of progress achieved against the defined milestones.  Revenue may also be recognized using the proportionate performance method of accounting based on the performance of work under the research and development arrangement.  All costs incurred related to revenue earned from research and development arrangements are recorded as research and development expense as incurred.

Revenue from contracts

The Company earns revenue under certain contracts to provide engineering development services.  These contracts provide for the payment for services based on the performance of work under product development programs.  Revenues are recognized under these contracts based on the percentage of completion method of accounting.  The components to measure percentage of completion may include estimated costs to complete a contract, estimated hours to completion or management’s assessment of work to be performed.  When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recorded in the period the loss is determined.  Changes to the estimated percentage of completion of a contract may result in an adjustment to previously recognized revenues. All costs incurred related to revenue earned from contracts are recorded in cost of products sold.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

2.    Significant accounting policies (continued):

(q)    Revenue recognition (continued):

Arrangements with customers may include multiple deliverables, including any combination of products, services, and licenses. In these arrangements, the Company allocates revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (a) vendor-specific objective evidence of fair value (VSOE), (b) third-party evidence of selling price (TPE), and (c) best estimate of selling price (BESP), which are determined as follows:
VSOE-In limited circumstances are products sold separately in stand-alone arrangements.  In determining VSOE, the Company requires that a substantial majority of the selling prices for a product or service falls within a reasonably narrow pricing range, generally evidenced by the pricing rates of approximately 85% of such historical stand-alone transactions falling within plus or minus 10% of the median rate. In addition, the Company considers the geographies in which the products or services are sold, major product and service groups, customer classification, and other environmental or marketing variables in determining VSOE.
TPE-VSOE exists only when the Company sells the deliverable separately. When VSOE does not exist, the Company attempts to determine TPE based on competitor prices for similar deliverables when sold separately. Generally, the Company’s go-to-market strategy for many of its products differs from that of its peers and its offerings contain a significant level of customization and differentiation such that the comparable pricing of products with similar functionality sold by other companies cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products’ selling prices are on a stand-alone basis. Therefore, the Company is typically not able to determine TPE.
BESP-The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. When both VSOE and TPE do not exist, the Company determines BESP by first collecting all reasonably available data points including sales, cost and margin analysis of the product, and other inputs based on the Company’s normal pricing practices. Second, the Company makes any reasonably required adjustments to the data based on market and Company-specific factors. Third, the Company stratifies the data points, when appropriate, based on customer, magnitude of the transaction and sales volume.
Once elements of an arrangement are separated into more than one unit of accounting, revenue is recognized for each separate unit of accounting based on the nature of the revenue as described above.

Changes in cost estimates and the fair values of certain deliverables could negatively impact the Company’s operating results. In addition, unforeseen conditions could arise over the contract term that may have a significant impact on the Company’s operating results.

License revenue

Revenue from technology license fees is recognized over the duration of the licensing agreement.  Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

2.    Significant accounting policies (continued):

(r)    Income taxes:

The Company accounts for income taxes using the asset and liability method.  Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the accounting basis and tax basis of the assets and liabilities and for loss carry-forwards, tax credits and other tax attributes, using the enacted tax rates in effect for the years in which the differences are expected to reverse.  The effect of a change in tax rates on the deferred income tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred income tax assets to the extent the assets are more-likely-than-not to be realized. In making such a determination the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized, a valuation allowance is provided to reduce the deferred income tax assets.

The Company uses a two-step process to recognize and measure the income tax benefit of uncertain tax positions taken or expected to be taken in a tax return. The tax benefit from an uncertain tax position is recognized if it is more-likely-than-not that the position will be sustained upon examination by a tax authority based solely on the technical merits of the position. A tax benefit that meets the more-likely-than-not recognition threshold is measured as the largest amount that is greater than 50% likely to be realized upon settlement with the tax authority. To the extent a full benefit is not expected to be realized, an income tax liability is established. Any change in judgment related to the expected resolution of an uncertain tax position is recognized in the year of such a change.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

3. Accounting Changes

 (a)    New accounting pronouncements adopted in 2015:

Simplifying the Presentation of Debt Issuance Costs:

In April 2015, the FASB issued ASU 2015-03, which requires debt issuance costs related to a debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability instead of being presented as an asset. The recognition and measurement guidance for debt issuance costs has not changed. ASU 2015-03 requires retrospective application and represents a change in accounting principle. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted for financial statements that have not been previously issued. We adopted this update in the fourth quarter of 2015. We applied the change retrospectively to January 1, 2014 for prior period balances of unamortized debt issuance costs, resulting in a $1,486 (CDN$1,964) reduction in other assets and long-term debt on our consolidated balance sheet as of December 31, 2014.

Simplifying the Accounting for Measurement-Period Adjustments (Topic 805): Business Combinations:

In September 2015, the FASB issued ASU 2015-16, which replaces the requirement that an acquirer in a business combination account for measurement period adjustments retrospectively with a requirement that an acquirer recognize adjustments to the provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. ASU 2015-16 requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. For public business entities, ASU 2015-16 is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The guidance is to be applied prospectively to adjustments to provisional amounts that occur after the effective date of the guidance, with earlier application permitted for financial statements that have not been issued. Our early adoption of ASU 2015-16 in the third quarter of 2015 did not have a material impact on our consolidated financial statements.

Simplifying the balance sheet classification of deferred taxes (Topic 740): Income Taxes:

In November 2015, the FASB issued ASU 2015-17 amending the accounting for income taxes and requiring all deferred tax assets and liabilities to be classified as non-current on the consolidated balance sheet. The ASU is effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The ASU may be adopted either prospectively or retrospectively. We adopted this update as of December 31, 2015 and applied the change retrospectively to January 1, 2014 for prior period balances of deferred tax assets and liabilities, resulting in a $3,556 reduction in total current assets and corresponding increase in long term assets, along with a $398 reduction in total current liabilities and corresponding increase in long term liabilities on our consolidated balance sheet as of December 31, 2014.

(b)    New accounting pronouncements to be adopted in the future::

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2017. Early adoption would be permitted as of the original

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

3. Accounting Changes continued:

effective date in ASU 2014-09 (i.e., annual reporting periods beginning after December 15, 2016, including interim reporting periods within the annual periods).  The Company has not yet evaluated the impact of the adoption of this new standard.

Going Concern:

In August 2014, the FASB issued ASU 2014-15 “Presentation of Financial Statements - Going Concern,” outlining management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern, along with the required disclosures.  ASU 2014-15 is effective for the annual periods ending after December 15, 2016 with early adoption permitted.  The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

Amendments to the Consolidation Analysis (Topic 810): Consolidation

In February 2015 the FASB issued ASU 2015-02, which revises the current consolidation guidance which results in a change in the determination of whether an entity consolidates certain types of legal entities. The Company is currently assessing the impact of the new standard on its consolidated financial statements.  The new standard is effective for annual and interim reporting periods beginning after December 15, 2015 and may be applied on a full or modified retrospective basis.

Simplifying the Measurement of Inventory (Topic 330): Inventory

In July 2015, the FASB issued ASU 2015-11, which requires an entity to measure inventory at the lower of cost or net realizable value, which consists of the estimated selling prices in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. For public entities, the updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The guidance is to be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

4. Business Combinations

 (a)    Acquisition of Prins Autogassystemen Holding B.V.

On December 2, 2014 ("the acquisition date"), the Company acquired 100% of the outstanding shares of Prins Autogassystemen Holding B.V. ("Prins") for a base purchase price of EUR 12,200 ($15,017). The Company paid cash of EUR 2,500 ($3,112) and assumed debt of EUR 9,700 ($11,905). The results of Prins's consolidated operations have been included since December 2, 2014. Prins is a world leader in the development of alternative fuel systems and provides cost-effective and innovative solutions for a wide range of engine types.

The Company recognized $342 of acquisition related costs in General and Administrative expense under the Corporate and Technology Investments segment during the year ended December 31, 2014.

During the three months ended September 30, 2015, the Company finalized the allocation of the purchase price to the identifiable assets acquired and liabilities assumed based on it estimates of their fair values on the acquisition date. The measurement period adjustments to goodwill for the Prins acquisition were primarily due to a settlement agreement reached with the sellers during the third quarter of 2015 for working capital disputes related to the acquisition. The Company received a cash settlement of EUR 700 ($787) from the sellers, which contributed to the purchase price of Prins being revised to EUR 11,500 ($14,230). The fair values of acquired assets and liabilities were revised from the estimated values filed on Form 40-F/A on October 15, 2015 as a result of the Company’s finalizing the valuation of the acquired assets and assumed liabilities. Goodwill increased by $149, while current assets decreased by $791 and current liabilities increased by $145. There was no effect on current period earnings as a result of the changes to the provisional amounts recognized.

The following table summarizes the final allocation of the purchase price to the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition, as well as the adjustments made during the measurement period.

	Preliminary Purchase Price Allocation	Measurement Period Adjustments	Final Purchase Price Allocation
Consideration allocated to:
Other tangible assets	$13,138	$(791)	$12,347
Property, plant and equipment	3,824	—	3,824
Intangible assets subject to amortization over 5 years	3,024	—	3,024
Goodwill	3,221	149	3,370
Total assets acquired	$23,207	$(642)	$22,565

Less:
Current liabilities	$7,211	$145	$7,356
Deferred income tax liabilities	979	—	979
Debt assumed	11,905	—	11,905
	$20,095	$145	$20,240

Total net assets acquired	$3,112	$(787)	$2,325

Consideration:
Paid to sellers	$3,112	$(787)	$2,325

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

4. Business Combinations (continued)

Intangible Assets

The fair value of intangible assets is $3,024 and is assigned to customer relationships.  The intangible assets are being amortized over their estimated useful life of five years.

Inventory

The fair value of $4,975 assigned to inventory was based on estimated selling prices and selling costs associated with the inventory.

Goodwill

Of the total consideration paid, $3,370 (measured at the December 31, 2014 EURO/USD exchange rate) has been allocated to goodwill. The entire goodwill recognized is assigned to the Westport Operations and is not deductible for tax purposes.

Land and Building

The fair value of $3,824 assigned to land and building was based on valuations of similar buildings in the area and will be amortized over its estimated useful life of 15 years.

The consolidated financial statements reflect consolidated revenue and net loss for Prins of $1,196 and $(301), respectively, from December 2, 2014 to December 31, 2014.

 Pro forma results

The following unaudited supplemental pro forma information presents the consolidated financial results as if the acquisition of Prins had occurred on January 1, 2013.  This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on January 1, 2013, nor are they indicative of any future results.

	Years ended December 31,
	2014	2013
Revenue
Revenue for the period	$130,569	$164,032
Add: BAF - see (note 4(b))	—	7,249
Add: Prins	30,993	30,885
Pro forma revenue for the period	$161,562	$202,166

Net Loss
Net loss for the period	$(149,619)	$(185,410)
Add: BAF - see (note 4(b))	—	(4,038)
Add: Prins	91	(1,381)
Pro forma net loss for the period	$(149,528)	$(190,829)

These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of Prins to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied on January 1, 2013, together with the consequential tax effects.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

4. Business Combinations (continued)

(b)Acquisition of BAF Technologies, Inc. (“BAF”):

On June 28, 2013 (“the acquisition date”), the Company acquired 100% of the outstanding common shares of BAF and its subsidiary, ServoTech Engineering, Inc. (“ServoTech”) from Clean Energy Fuels Corp. (“Clean Energy”). The results of BAF’s consolidated operations have been included since July 1, 2013 in these consolidated financial statements in the Westport Operations segment. BAF is a natural gas vehicle business that supports customers with vehicle conversions under Ford’s Qualified Vehicle Modifier (“QVM”) program. ServoTech is an engineering company that provides a total engineering solution from initial concept phase to prototype hardware and validation.

Pursuant to the Stock Purchase Agreement, the acquisition was settled with 816,460 of the Company’s common shares. The number of shares transferred was determined using the 10-day volume weighted average price (VWAP) per share prior to and including the acquisition date ($30.62 per share). Of the 816,460 common shares, 718,485 shares, with a fair value of $24,091, were issued on the acquisition date and 97,975 shares (“Holdback shares”), with a fair value of $3,285, were issued. The fair value of the shares transferred or to be transferred was determined by the closing share price on the acquisition date ($33.53 per share).

As part of the business acquisition, the Company entered into a marketing agreement (“Marketing Agreement”) with Clean Energy, effective on the acquisition date for a period of two years. The Company was required to make a cash payment of $5,000 to Clean Energy in March 2014. Under the terms of the Marketing Agreement, Clean Energy will provide products and services to the Company.

The products and services received pursuant to the Marketing Agreement have been accounted for as a separate transaction from the business combination and the Company has determined the fair value of these products and services to be $2,678. The fair value has been allocated to the products and services and will be recognized when the goods are received and services performed. The fair value of the products and services of the Marketing Agreement was determined using Level 1 and Level 2 inputs.

The excess of the consideration payable of $5,000 and the fair value of the goods and services to be received separate from the business combination of $2,322 has been included as purchase consideration for the acquisition of BAF.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

4. Business Combinations (continued):

(b)    Acquisition of BAF (continued):

The following table summarizes management’s final fair market valuation of the assets acquired and liabilities assumed at the acquisition date based on the results of a valuation report issued by a third-party valuation firm.

Consideration allocated to:
Other tangible assets, including cash of $1,178	$9,116
Property, plant and equipment	905
Intangible assets subject to amortization over 3 to 10 years	7,729
Goodwill	18,542

Total assets acquired	36,292
Less: total liabilities	(6,594)

Total net assets acquired	$29,698

Consideration:
Payable to Clean Energy	$2,322
Common shares issued	24,091
Common shares to be issued	3,285

$29,698
The Company recognized $493 of acquisition related costs in General and Administrative expense under the Corporate and Technology Investments segment during the year ended December 31, 2013.

Intangible Assets

The fair values for specifically identifiable intangible assets by major asset class are as set forth below.

	Assigned fair value	Weighted average amortization period
Customer relationships	$6,350	8 years
Core technology	160	10 years
Other intangibles	1,219	3 years
Total	$7,729	7 years

Inventory

The fair value of $5,792 assigned to inventory was based on assumptions about the selling prices and selling costs associated with the inventory.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

4. Business Combinations (continued):

(b)     Acquisition of BAF (continued):

Deferred Income taxes

The Company recognized a deferred income tax liability of $296 relating to the difference in book and tax bases of acquired assets.

Goodwill

Of the total consideration paid, $18,542 has been allocated to goodwill.  The entire goodwill amount recognized is assigned to the Westport Operations segment.  The goodwill recognized is attributable primarily realizing expected synergies that are specific to the Company’s business.  The goodwill is not deductible for tax purposes.

The consolidated financial statements reflect consolidated revenue and net loss for BAF of $17,097 and $3,512, respectively, from June 28, 2013 to December 31, 2013.

Pro forma results

The following unaudited supplemental pro forma information presents the consolidated financial results as if the acquisition of BAF had occurred on January 1, 2012.  This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on January 1, 2012, nor are they indicative of any future results.

	Years ended December 31,
	2013	2012
Revenue	$171,281	$181,972
Net loss	$(189,448)	$(100,946)

These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of BAF to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied on January 1, 2012, together with the consequential tax effects.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

5. Accounts Receivable:

	December 31, 2015	December 31, 2014
Customer trade receivable	$35,517	$43,256
Due from joint venture (note 20)	1,165	2,538
Other receivables	3,617	3,307
Income tax receivable	1,047	499
Allowance for doubtful accounts	(3,022)	(2,751)
	$38,324	$46,849

6. Inventories:

	December 31, 2015	December 31, 2014
Purchased parts	$20,864	$28,227
Work-in-process	3,485	4,879
Finished goods	11,311	8,718
	$35,660	$41,824

During the year ended December 31, 2015, the Company recorded write-downs to net realizable value of approximately $8,743 (year ended December 31, 2014 - $2,102; year ended December 31, 2013 - $4,925).

7. Long-term investments:

	December 31, 2015	December 31, 2014
Weichai Westport Inc. (a)	$19,065	$18,791
Cummins Westport Inc. (b)	10,731	13,196
Other equity accounted investees	1,315	1,337
	$31,111	$33,324

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

7. Long-term investments (continued):

(a)   Weichai Westport Inc.:

On July 3, 2010, the Company invested $4,316 under an agreement with Weichai Holding Group Co. Ltd. and Hong Kong Peterson (“CNG”) Equipment Ltd. to form Weichai Westport Inc. (“WWI”). On October 11, 2011, the Company invested an additional $955 in WWI. The Company has a 35% equity interest in WWI.

For the year ended December 31, 2015, the Company recognized its share of WWI’s income of $1,044 (year ended December 31, 2014 - $6,027; year ended December 31, 2013 - $4,264), as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of WWI as of and for the years presented are as follows:

	December 31, 2015	December 31, 2014
Current assets:
Cash and short-term investments	$4,898	$11,734
Accounts receivable	67,302	72,121
Inventory	38,267	83,594
Other current assets	729	1,249
Long-term assets:
Property, plant and equipment	6,401	5,736
Deferred income tax assets	6,611	7,781
Other long-term assets	$1,516	$—
Total assets	$125,724	$182,215
Current liabilities:
Accounts payable and accrued liabilities	$71,162	$128,838
Total liabilities	$71,162	$128,838

	Years ended December 31,
	2015	2014	2013
Product revenue	$185,967	$618,465	$466,580
Cost of revenue and expenses:
Cost of product revenue	164,581	565,943	429,238
Operating expenses	17,602	32,227	22,846
	182,183	598,170	452,084
Income before income taxes	3,784	20,295	14,496
Income tax expense	844	3,076	2,315
Income for the year	$2,940	$17,219	$12,181

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

7. Long-term investments (continued):

(b)   Cummins Westport Inc.:

The Company entered into a joint venture with Cummins on March 7, 2001. On December 16, 2003, the Company and Cummins amended the joint venture agreement (“JVA”) focusing CWI on developing markets for alternative fuel engines. In addition, the two companies signed a Technology Partnership Agreement that creates a flexible arrangement for future technology development between Cummins and the Company.

On February 20, 2012, the JVA was amended and restated to provide for, among other things, clarification concerning the scope of products within CWI. In addition, the parties have revised certain economic terms of the JVA.

The joint venture has a term of ten years from the date of the JVA and can be terminated under certain circumstances before the end of the term, including in the event of a material breach of the agreement by, or in the event of a change of control of one of the parties.

Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the new JVA, profits and losses are shared equally up to an established revenue baseline, then any excess profit will be allocated 75% to the Company and 25% to Cummins.

The Company has determined that CWI is a variable interest entity ("VIE"). Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors. No one shareholder has the unilateral power to govern CWI. The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents. As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared. Accordingly neither party is the primary beneficiary.

For the year ended December 31, 2015, the Company recognized its share of CWI’s income of $17,105 (year ended December 31, 2014 - $8,136; year ended December 31, 2013 - $9,433), as income from investment accounted for by the equity method.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

7. Long-term investments (continued):

 (b)    Cummins Westport Inc. (continued):

During the first quarter of 2015, the Company identified adjustments in CWI's estimated 2014 financial results, which primarily related to warranty accrual. The identified adjustments resulted in a cumulative $1,184 understatement of the Company’s income from investments accounted for by the equity method for the year ended December 31, 2014. The Company corrected the amounts related to CWI in the first quarter of 2015, which had the net effect of increasing income from investments accounted for by the equity method by $1,184 for the year ended December 31, 2015. The Company did not believe this adjustment was material to its consolidated financial statements for the year ended December 31, 2014 and, therefore, did not restate any prior period amounts. The Company does not believe the adjustment is material to the year ended December 31, 2015 consolidated financial statements.

Assets, liabilities, revenue and expenses of CWI are as follows:

	December 31, 2015	December 31, 2014
Current assets:
Cash and short-term investments	$114,053	$107,415
Accounts receivable	4,632	12,741
Current portion of deferred income tax assets	18,990	21,967
Other current assets	287	116
Long-term assets:
Property, plant and equipment	1,212	1,294
Deferred income tax assets	32,015	29,408
Total assets	$171,189	$172,941
Current liabilities:
Current portion of warranty liability	$37,313	$48,818
Current portion of deferred revenue	13,858	8,029
Accounts payable and accrued liabilities	11,852	6,419
	63,023	63,266
Long-term liabilities:
Warranty liability	37,963	43,983
Deferred revenue	45,859	34,345
Other long-term liabilities	2,908	2,771
	86,730	81,099
Total liabilities	$149,753	$144,365

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

7. Long-term investments (continued):

(b)    Cummins Westport Inc. (continued):

	Years ended December 31,
	2015	2014	2013
Product revenue	$274,033	$283,551	$261,012
Parts revenue	57,849	53,683	49,639
	331,882	337,234	310,651
Cost of revenue and expenses:
Cost of product and parts revenue	228,058	270,832	246,403
Research and development	30,165	21,131	21,522
General and administrative	1,414	1,202	1,348
Sales and marketing	21,236	22,514	17,839
Foreign exchange (gain) loss	28	34	(7)
Bank charges, interest and other	817	805	607
	281,718	316,518	287,712
Income from operations	50,164	20,716	22,939
Interest and investment income	367	260	117
Income before income taxes	50,531	20,976	23,056
Income tax expense (recovery):
Current	19,785	21,514	24,600
Deferred	(648)	(15,719)	(18,566)
	19,137	5,795	6,034
Income for the year	$31,394	$15,181	$17,022

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

8. Variable interest entities:

Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors.  No one shareholder has the unilateral power to govern CWI.  The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents.  As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared.  Accordingly, neither party is the primary beneficiary.

The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

The carrying amount and maximum exposure to losses relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary, and which have not been consolidated, were as follows:

	Balance at December 31, 2015		Balance at December 31, 2014
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss
Equity method investment	$10,731	$10,731	$13,196	$13,196
Accounts receivable	1,165	1,165	2,538	2,538

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

9. Property, plant and equipment:

		Accumulated	Net book
December 31, 2015	Cost	depreciation	value
Land and buildings	$2,706	$165	$2,541
Computer equipment and software	7,171	6,234	937
Furniture and fixtures	5,163	2,084	3,079
Machinery and equipment	70,415	36,739	33,676
Leasehold improvements	10,394	8,100	2,294
	$95,849	$53,322	$42,527

		Accumulated	Net book
December 31, 2014	Cost	depreciation	value
Land and buildings	$3,015	$—	$3,015
Computer equipment and software	9,277	7,063	2,214
Furniture and fixtures	6,194	1,798	4,396
Machinery and equipment	81,933	36,135	45,798
Leasehold improvements	12,460	9,749	2,711
	$112,879	$54,745	$58,134

The Company reviews its long-lived assets for impairment including property, plant and equipment, and intangible assets whenever events and changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Based on the revenue and operating results and decline in the oil price, the Company concluded there were impairment indicators requiring the performance of a long-lived assets impairment test during the years ended December 31, 2015 and 2014.

During the year ended December 31, 2015, the Company recorded an impairment charge of $4,015. The impairment resulted primarily from the write-down of OrcaTM LNG trailers ("Orcas") which provide in-yard fleets convenient refueling in the absence of a permanent liquefied natural gas ("LNG") solution. The method used to determine fair value was recent sales of Orcas and the impairment charge was recorded in the Westport Operations segment.

During the year ended December 31, 2014, the Company recorded an impairment charge of $5,238. The impairment was primarily recorded against non-utilized test cells, and non-utilized equipment related to facility closures.

Depreciation expense for the year ended December 31, 2015 was $10,703 (year ended December 31, 2014 - $14,106; year ended December 31, 2013 - $12,246).

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

10. Intangible assets:

		Accumulated	Net book
December 31, 2015	Cost	amortization	value
Patents and trademarks	$16,964	$4,094	$12,870
Technology	4,862	2,663	2,199
Customer contracts	12,025	4,952	7,073
Other intangibles	283	118	165
Total	$34,134	$11,827	$22,307

		Accumulated	Net book
December 31, 2014	Cost	amortization	value
Patents and trademarks	$18,425	$3,445	$14,980
Technology (1)	6,449	3,142	3,307
Customer contracts (1)	13,762	4,163	9,599
Other intangibles (1)	62	28	34
Total	$38,698	$10,778	$27,920

(1) The Company reviews its long-lived assets for impairment including property, plant and equipment, and intangible assets whenever events and changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Based on the revenue and operating results and decline in the oil price, the Company concluded there were impairment indicators requiring the performance of a long-lived assets impairment test for customer contracts, technology and other intangibles as of November 30, 2014. Accordingly non-cash impairment charges aggregating to $5,823 were recorded during the year ended December 31, 2014 which reduced the carrying values of technology by $115, customer contracts by $4,705 and other intangibles by $1,003 for the Westport Operations segment.

Based on the revenue and operating results and decline in the oil price, the Company concluded there were impairment indicators requiring the performance of a long-lived assets impairment test for customer contracts, technology and other intangibles as of November 30, 2015. The Company completed its annual assessment at November 30, 2015 and concluded that intangible assets were not impaired.

During the year ended December 31, 2015, amortization of $2,951 (December 31, 2014 - $4,560; year ended December 31, 2013 - $4,042) was recognized in the statement of operations.

The expected amortization of intangible assets for fiscal 2016 to 2020 is $2,526 per year.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

11. Goodwill:

A continuity of goodwill is as follows:

	December 31, 2015	December 31, 2014
Balance, beginning of period:	$23,352	$41,500
Acquisition of Prins (note 4(a))	—	3,221
Measurement period adjustments (note 4(a))	149	—
Impairment losses	(18,707)	(18,543)
Impact of foreign exchange changes	(1,786)	(2,826)
Balance, end of period	$3,008	$23,352

Goodwill is subject to assessment for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. The Company's annual assessment date is November 30. However, based on the revenue and operating results of the Italian reporting unit, which is within the Westport Operations segment in the nine months ended September 30, 2015, the decline in the outlook for the remainder of 2015 and future years and the decline in the Company's share price, the Company concluded there were impairment indicators requiring an interim goodwill impairment assessment as of September 30, 2015. Based on the Company's assessment, it was determined that the carrying amount of goodwill exceeded the implied fair value of goodwill and as a result an impairment of $18,707 was recorded in the Italian reporting unit.

The remaining goodwill of $3,008 relates to the Netherlands reporting unit, which is also within the Westport Operations segment. The Company completed its annual assessment at November 30, 2015 and concluded that the goodwill was not impaired.

An assessment of the carrying value of goodwill was previously conducted as of November 30, 2014. Based on the Company's assessment, it was determined that carrying amount of goodwill exceeded the implied fair value of goodwill and as a result an impairment of $18,543 was recorded in the US reporting unit, which is within the Westport Operations segment for the year ended December 31, 2014.

For 2014 and 2015, the fair value of the reporting units was determined using the present value of expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected future cash flows and the appropriate discount rates are in part based upon historical experience, financial forecasts and industry trends and conditions.

12. Accounts payable and accrued liabilities:

	December 31, 2015	December 31, 2014
Trade accounts payable	$42,851	$41,796
Accrued payroll	3,839	5,270
Accrued interest	1,037	1,237
Taxes payable	2,014	580
Other payables (note 22b)	7,713	6,619
	$57,454	$55,502

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

13. Long-term debt:

	December 31, 2015	December 31, 2014
		(1)
Subordinated debenture notes (a)	$38,359	$44,645
Senior financing (b)	9,123	15,910
Senior revolving financing (c)	10,859	12,101
Other bank financing (d)	3,312	2,646
Capital lease obligations (e)	794	1,394
	62,447	76,696
Current portion	(8,257)	(18,955)
	$54,190	$57,741

(1) We adopted ASU 2015-03 in the fourth quarter of 2015. We applied the change retrospectively to January 1, 2014 for prior period balances of unamortized debt issuance costs, resulting in a $1,486 (CDN$1,964) reduction in other assets and long-term debt on our consolidated balance sheet as of December 31, 2014.

(a)    On September 23, 2011, the Company raised CDN $36,000 through the issuance of debentures to Macquarie Private Wealth Inc. (“Macquarie”) on a private placement basis (the “Initial Debentures”). The Initial Debentures were unsecured and subordinated to senior indebtedness, matured on September 22, 2014, and bore interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term, which commenced on March 15, 2012. The Initial Debentures were redeemable at the option of the Company at a price equal to CDN$1,150 per CDN$1,000 principal amount of the debentures on or before March 22, 2013. After March 22, 2013 and before maturity, the debentures were redeemedable at a price equal to CDN$1,100 per CDN$1,000 principal amount.

On June 27, 2014, the Company raised CDN$19,000 through the issuance of debentures to Richardson GMP Limited (“RGMP”), formerly Macquarie Private Wealth Inc. on a private placement basis (the “Additional Debentures”). In conjunction with the issuance of the Additional Debentures, the Company amended the terms of the Initial Debentures (the “Amended Initial Debentures”). The Amended Initial Debentures are ranked pari passu with the Additional Debentures and both shall be treated as the same series of debentures (the “New Debentures”) with the same terms. The New Debentures totaling CDN$55,000 are composed of the Additional Debentures CDN$19,000 and the Amended Initial Debentures CDN$36,000. The New Debentures are unsecured and subordinated to senior indebtedness, mature on September 15, 2017, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term. The New Debentures are redeemable at the option of the Company at a price equal to CDN$1,150 per CDN$1,000 principal amount of the debentures after September 15, 2015 and on or before March 15, 2016. After March 15, 2016 and before maturity, the debentures can be redeemed at a price equal to CDN$1,100 per CDN$1,000 principal amount.

The New Debentures contain an extension option that will allow each debenture holder to have the option to extend, a maximum of six times, the maturity date for an additional period of six months provided that greater than CDN$10,000 of the aggregate principal amount of the New Debentures remain outstanding.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

13. Long-term debt (continued):

The Company has performed the assessment of embedded derivatives within the New Debentures and concluded that there is an embedded derivative that requires bifurcation related to the extension option from the New Debentures. The extension option was deemed not clearly and closely related to the New Debentures and is separately accounted for as a standalone derivative. The Company recorded this embedded derivative as a non-current liability on its consolidated balance sheet. At issuance on June 27, 2014, the embedded derivative’s fair value was determined to be CDN$1,249, which was recorded as a reduction to the carrying value of the New Debentures. The Company is accreting the carrying value of the debt to interest expense by using the effective interest method through to the maturity date of the New Debentures. The embedded derivative is subsequently adjusted to fair value at each reporting date, with the associated fair value loss (gain) recorded in interest and other income (loss). The derivative liability is included in other long term liabilities on the consolidated balance sheets. The Company determined the fair value of the embedded derivative using the Interest Rate Option Pricing Method which incorporated the Black-Karasinski model.

The table below discloses the accounting values assigned to the subordinated debenture notes. All values are disclosed in CDN ("C$"). The approximate exchange rate used to value the subordinated debenture notes to USD at December 31, 2015 was 0.72 (2014 - 0.86).

	December 31, 2015		December 31, 2014
Balance, beginning of period	C$	51,970	C$	34,036
Issuance of Additional Debentures	—		19,000
Extension Option Discount	—		(1,249)
Accretion for extension option	395		183
Accretion of share issuance costs	724		—
Balance, end of period	C$	53,089	C$	51,970

(b)

	December 31, 2015	December 31, 2014
Emer Senior Financing (1)	$4,807	$9,376
Prins Senior Financing (2)	2,036	3,630
Prins Senior Mortgage Loan (3)	2,280	2,904
	$9,123	$15,910

(1)     The Emer S.p.A ("Emer") senior financing agreement is denominated in Euros, bears interest at the 6-month Euribor plus 2.5% (2.6% as at December 31, 2015) and is recorded at amortized cost using the effective interest rate method.  Interest is paid semi-annually. The Company has pledged its interest in Emer as a general guarantee for its senior financing. The senior financing matures in 2017.

(2)     A total of $7,521 Prins senior financing is denominated in Euros and was assumed on the acquisition of Prins (note 4a). Principal of $3,891 was repaid on December 2, 2014. Additional principal has been repaid in 2015. The senior financing agreement bears interest at the 3-month Euribor plus 3.5% (3.6% as at December 31, 2015). Interest is paid quarterly. The Company has pledged its interest in Prins as a general guarantee for its senior financing. The senior financing matures in 2016.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

 13. Long-term debt (continued):

(3)     The Prins senior mortgage loan is denominated in Euros and was assumed on the acquisition of Prins (note 4a). The senior mortgage loan bears interest at 3-month Euribor plus 1% (1.1% as at December 31, 2015). Interest is paid quarterly. The
Company has pledged its interest in Prins's building as a general guarantee for its senior mortgage loan. The senior mortgage loan matures in 2020.

(c)     The senior revolving financing facility is denominated in Euros and bears interest at the 6-month Euribor plus 2.6% (2.7% as at December 31, 2015) and will be repaid through one principal payment of €10,000 on March 31, 2017. Interest is paid semi-annually. The Company has pledged its interest in Emer as a general guarantee for its senior revolving financing.

Throughout the entire term of these financing arrangements, the Company is required to meet certain financial and non-financial covenants.  As of December 31, 2015, the Company is in compliance with all covenants under the financing arrangements.

The principal repayment schedule of the senior financings are as follows for the years ended December 31:

	Subordinated debenture notes	Emer Senior Financing	Prins Senior Financing	Prins Senior Mortgage Loan	Senior revolving financing	Total
2016	$—	$3,796	$1,955	$326	$—	$6,077
2017	38,359	1,011	81	326	10,859	50,636
2018	—	—	—	326	—	326
2019	—	—	—	325	—	325
2020 and thereafter	—	—	—	977	—	977
	$38,359	$4,807	$2,036	$2,280	$10,859	$58,341

(d)

	December 31, 2015	December 31, 2014
Emer other financing (1)	$2,019	$1,129
Prins other financing (2)	1,269	1,424
Other financing	24	93
	$3,312	$2,646

(1)     Emer other financing consists of various unsecured bank financing arrangements that carry rates of interest ranging from 1.01% to 2.90% (2014 - 1.01%% to 2.90%%) and are payable on maturity dates ranging from June 23, 2015 to June 23, 2017.

(2)    Prins other bank financing consists of a credit facility for maximum borrowings of €2,000. The credit facility bears interest at the 3 month Euribor +3.5% (3.6% as of December 31, 2015). The credit facility is governed by an accounts receivable list requirement limiting such borrowings to 60% of accepted accounts receivable.

(e)    The Company has capital lease obligations that have initial terms of three to five years at interest rates ranging from 3.1% to 4.9% (2014 - 3.1%% to 4.9%).  The capital lease obligations require the following minimum annual principal payments during the respective fiscal years:

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

13. Long-term debt (continued):

The capital lease obligations are as follows:

2016	$369
2017	256
2018	148
2019	21
2020	—
$794

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

14. Warranty liability:

A continuity of the warranty liability is as follows:

	Years ended December 31,
	2015	2014	2013
Balance, beginning of period	$23,109	$28,845	$6,380
Warranty assumed on acquisition	—	1,952	582
Warranty claims	(9,438)	(10,709)	(5,397)
Warranty accruals	427	2,734	4,153
Change in estimate	—	—	22,837
Impact of foreign exchange changes	(107)	287	290
Balance, end of period	$13,991	$23,109	$28,845
Less: Current portion	(5,554)	(9,696)	(9,955)
Long-term portion	$8,437	$13,413	$18,890

During the fourth quarter of 2013, a study of the historical data indicated that the cost to repair product defects continued to increase significantly primarily associated with our extended warranty contracts.  As a result, the Company recognized a change in estimate in our base warranty liability and a loss on our extended warranty contracts representing the excess of the estimated cost to service these contracts over the amount of the deferred revenue recognized associated with the contracts.

15. Other long-term liabilities:

	December 31, 2015	December 31, 2014
Severance indemnity (a)	$1,230	$1,519
Contingent consideration payable related to AFV acquisition (b)	—	1,240
Derivative Liability (note 13a)	72	86
	$1,302	$2,845
Current portion (included in accounts payable and accrued liabilities, other payables)	—	(1,240)
	$1,302	$1,605

(a)    Italian law requires companies to make a mandatory termination payment to employees. It is paid, as a lump sum, when the employment ends for any reason such as retirement, resignation or layoff. The severance indemnity liability is calculated in accordance with local civil and labour laws based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. The liability recorded in the consolidated balance sheet is the amount that the employee would be entitled to if the employee terminates immediately. This liability for severance indemnities relates primarily to the Company’s employees in Italy.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

15. Other long-term liabilities continued:

(b)    The total purchase price to acquire AFV included earn-out payments payable in the Company’s shares and tied to revenue and production milestones to be achieved no later than December 31, 2014. This contingent consideration had a fair value of $407 as at December 31, 2014.

The Company recorded compensation expense relating to two employees of AFV who received earn-out payments in the Company’s shares. This contingent consideration had a fair value of $833 as at December 31, 2014.

During the year ended December 31, 2015, 325,073 shares were issued in connection with the earn-out payments described above at CDN $4.51 per share.

16. Government assistance:

From time to time, the Company enters into agreements for financial assistance with government agencies. During the years ended December 31, 2015, 2014 and 2013, government assistance of $215, $892 and $640 was received or receivable by the Company, respectively, which has been recorded as a reduction of the related research and development expenditures (Note 18).

Under the terms of an agreement with the Industry Canada’s Industrial Technologies Office (“ITO”), from April 1, 2008 to March 31, 2015, inclusively, the Company is obligated to incur annual royalties equal to the greater of $1,164 (CDN$1,350) or 0.33%% of the Company’s annual revenue provided that gross revenue exceeds $11,638 (CDN$13,500) in any of the aforementioned fiscal years. The royalty payment period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $24,389 (CDN$28,200). For the year ended December 31, 2015 $285 (December 31, 2014 - $1,481) in royalties were paid. As at December 31, 2015 $2,387 remains accrued in accounts payable and accrued liabilities (December 31, 2014 - $1,269). As at December 31, 2015, cumulative royalties of CDN$10,014 have been paid.

17. Share Capital, stock options and other stock-based plans:

During the year ended December 31, 2015, the Company issued 900,097 common shares, net of cancellations, upon exercises of share units and in connection with earn out payments (Note 15(b)), (year ended December 31, 2014 – 652,046 common shares; year ended December 31, 2013 – 721,186 common shares). The Company issues shares from treasury to satisfy stock option and share unit exercises.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

17. Share Capital, stock options and other stock-based plans(continued):

At the Company's 2012 annual general meeting, the Company’s shareholders ratified and approved the Westport Omnibus Plan and reserved 8,000,000 common shares under this plan. Under the Westport Omnibus Plan, stock options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) may be granted and are exercisable into common shares of the Company for no additional consideration.  Any employee, contractor, director or executive officer of the Company is eligible to participate in the Westport Omnibus Plan. During the year ended December 31, 2015 the Company's shareholders increased the number of common shares reserved for issuance under the Omnibus Plan by 1,900,000.

The Executive and Senior Management Compensation Program sets out provisions where the RSUs and PSUs (together the “Units”) will be granted to the Company’s executive management if performance milestones are achieved as determined at the discretion of the Human Resources and Compensation Committee of the Company’s Board of Directors. These performance milestones are focused on achievement of key cash management, profitability and revenue growth objectives. Vesting periods and conditions for each Unit granted pursuant to the Westport Omnibus Plan are at the discretion of the Board of Directors and may include time based, share price or other performance targets.

(a)    Stock options:

The Company grants incentive stock options to employees, directors, officers and consultants. Stock options are granted with an exercise price of not less than the market price of the Company’s common shares on the date immediately prior to the date of grant. The exercise period of the options may not exceed eight years from the date of grant. Vesting periods of the options are at the discretion of the Board of Directors and may be based on fixed terms, achieving performance milestones or reaching specified share price targets.

A summary of the status of the Company’s stock option plan as of December 31, 2015, December 31, 2014 and December 31, 2013 and changes during the periods then ended are presented as follows:

	December 31, 2015		December 31, 2014		December 31, 2013
	Number of shares	Weighted average exercise price (CDN $)	Number of shares	Weighted average exercise price (CDN $)	Number of shares	Weighted average exercise price (CDN $)
Outstanding , beginning of period	32,223	$17.64	816,450	$30.20	996,047	$27.78
Granted	—	—	—	—	—	—
Exercised	—	—	(43,071)	6.17	(111,986)	6.80
Forfeited/expired	(23,653)	18.63	(741,156)	33.82	(67,611)	33.72
Outstanding, end of period	8,570	$14.90	32,223	$17.64	816,450	$30.20
Options exercisable, end of period	8,570	$14.90	32,223	$17.64	305,506	$24.15

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

17. Share Capital, stock options and other stock-based plans(continued):

During the year ended December 31, 2015, the Company recognized $nil (year ended December 31, 2014 - $1,764; year ended December 31, 2013 - $2,094) in stock-based compensation related to stock options.

No stock options were granted during the year ended December 31, 2015 or the year ended December 31, 2014.

(b)    Share Units:

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the year ended December 31, 2015, the Company recognized $14,871 (year ended December 31, 2014 - $7,919; year ended December 31, 2013 – $12,189) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of December 31, 2015, December 31, 2014 and December 31, 2013 are as follows:

	December 31, 2015		December 31, 2014		December 31, 2013
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of year	5,337,873	$10.27	1,200,591	$23.68	1,095,094	$20.68
Granted	5,556,630	6.74	5,792,162	10.54	742,140	30.21
Exercised/Vested	(575,024)	11.49	(608,975)	19.52	(448,526)	24.44
Forfeited/expired	(661,558)	10.34	(1,045,905)	21.75	(188,117)	29.80
Outstanding, end of year	9,657,921	$7.62	5,337,873	$10.27	1,200,591	$23.68
Units outstanding and exercisable, end of year	1,150,294	$9.58	142,166	$11.67	224,638	$11.20

During 2015, 5,556,630 (December 31, 2014 - 5,792,162) share units were granted to employees. This included 2,861,630 Restricted Share Units ("RSUs") (2014 - 4,820,763) and 2,695,000 Performance Share Units ("PSUs") (2014 - 971,399). Values of RSU awards are generally determined based on the fair market value of the underlying Common Share on the date of grant. RSUs typically vest over a three year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for Common Shares, not the date of grant. PSU awards do not have a certain number of Common Shares that will issue over time - it depends on future performance and other conditions tied to the payout of the PSU. The vesting of the 2,695,000 PSU's granted in 2015 is conditional upon Shareholders of Westport approving an increase in the number of awards available for issuance pursuant to the Westport Omnibus Plan. As a result these PSU's are being treated as a liability until this condition is met.

As at December 31, 2015, $25,496 of compensation cost related to Units awards has yet to be recognized in results from operations and will be recognized over a weighted average period of 2.0 years.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

17. Share Capital, stock options and other stock-based plans(continued):

(c)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31, 2014
	CDN$	CDN$
Share units:
Outstanding	$26,849	$23,433
Exercisable	3,198	624
Exercised	1,599	7,238

(d)    Stock-based compensation:

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	Years ended December 31,
	2015	2014	2013
Research and development	$9,915	$1,749	$2,195
General and administrative	2,224	5,884	10,201
Sales and marketing	2,732	2,050	1,887
	$14,871	$9,683	$14,283

18. Research and development expenses:

Research and development expenses are recorded net of government assistance received or receivable.  The research and development expenses had been incurred and program funding had been received or receivable are as follows:

	Years ended December 31,
	2015	2014	2013
Research and development expenses	$52,992	$77,472	$91,772
Government assistance (note 16)	(215)	(892)	(640)
Research and development	$52,777	$76,580	$91,132

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

19. Income taxes

(a)    The Company’s income tax provision differs from that calculated by applying the combined enacted Canadian federal and provincial statutory income tax rate of 26% for the year ended December 31, 2015 (year ended December 31, 2014 – 26%; year months ended December 31, 2013 – 26%) as follows:

	Years ended December 31,
	2015	2014	2013
Loss before income taxes	$(97,657)	$(150,198)	$(184,537)
Expected income tax recovery	(25,381)	(39,051)	(47,979)
Increase (reduction) in income taxes resulting from:
Non-deductible stock-based compensation	3,553	2,495	3,619
Other permanent differences	(76)	(446)	(2,562)
Withholding taxes	1,429	969	590
Foreign tax rate differences, foreign exchange and other adjustments	(138)	7,409	3,858
Non-taxable income from equity investment	(4,512)	(3,739)	(2,851)
Change in valuation allowance	21,036	25,784	37,391
Goodwill impairment	4,820	4,748	8,807
Change in uncertain tax position	—	1,252	—
Income tax expense (recovery)	$731	$(579)	$873

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

19.    Income taxes (continued):

(b)    The significant components of the deferred income tax assets and liabilities are as follows:

	December 31, 2015	December 31, 2014
Deferred income tax assets:
Net loss carry forwards	$129,653	$129,258
Intangible assets	3,792	4,091
Property, plant and equipment	7,317	6,836
Financing and share issuance costs	712	1,533
Warranty liability	4,220	5,131
Deferred revenue	849	1,416
Inventory	2,206	2,336
Research and development	3,140	2,733
Other	6,270	7,262
Total gross deferred income tax assets	158,159	160,596
Valuation allowance	(153,099)	(152,207)
Total deferred income tax assets	5,060	8,389
Deferred income tax liabilities:
Intangible assets	(4,566)	(6,386)
Property, plant and equipment	(1,177)	(2,754)
Other	(349)	(774)
Total deferred income tax liabilities	(6,092)	(9,914)
Total net deferred income tax liabilities	$(1,032)	$(1,525)
Allocated as follows:
Deferred income tax assets	2,538	3,827
Deferred income tax liabilities	(3,570)	(5,352)
Total net deferred income tax liabilities	$(1,032)	$(1,525)

The valuation allowance is reviewed on a quarterly basis to determine if, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent on the generation of sufficient taxable income during the future periods in which those temporary differences are expected to reverse. If the evidence does not exist that the deferred income tax assets will be fully realized, a valuation allowance has been provided.

The deferred income tax assets have been reduced by the uncertain tax position presented in note 19(f).

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

19.    Income taxes (continued):

(b) (continued):

The following is a summary of the changes in the deferred income tax asset valuation allowance:

	Year ended	Year ended
	December 31, 2015	December 31, 2014
Beginning balance	$152,207	$126,424
Additions	892	25,783
Reductions	—	—
Ending valuation allowance	$153,099	$152,207

(c)The components of the Company’s income tax expense (recovery) are as follows:

	Income tax expense (recovery)
	Net income (loss)
	before income
	taxes	Current	Deferred	Total
Years ended December 31, 2015
Canada	$(43,973)	793	228	$1,021
United States	(22,227)	9	—	9
Italy	(20,695)	389	(566)	(177)
Other	(10,762)	54	(176)	(122)
	$(97,657)	$1,245	$(514)	$731
Years ended December 31, 2014
Canada	$(87,784)	$165	$301	$466
United States	(49,577)	8	—	8
Italy	(3,834)	521	(1,463)	(942)
Other	(9,003)	(88)	(23)	(111)
	$(150,198)	$606	$(1,185)	$(579)
Years ended December 31, 2013
Canada	$(99,188)	$444	$89	$533
United States	(31,019)	56	(295)	(239)
Italy	(27,247)	836	(311)	525
Other	(27,083)	78	(24)	54
	$(184,537)	$1,414	$(541)	$873

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

19.    Income taxes (continued):

(d)    The Company has loss carry-forwards in the various tax jurisdictions available to offset future taxable income as follows:

Expiring in:	2016	2017	2018	2019	2020	2021 and later	Total
Canada	$—	$—	$—	$—	$—	$366,271	$366,271
Italy	—	—	—	—	—	5,625	5,625
United States	—	—	—	—	—	67,481	67,481
Sweden	—	—	—	—	—	17,643	17,643
Other	—	—	1,038	6,432	4,946	6,398	18,814
Total	$—	$—	$1,038	$6,432	$4,946	$463,418	$475,834

(e)    The Company has not recognized a deferred income tax liability for the undistributed earnings of certain foreign subsidiaries which are essentially investments in those foreign subsidiaries and are permanent in duration.

(f)    The Company records uncertain tax positions in accordance with ASC No. 740, Income Taxes. As at December 31, 2015, the total amount of the Company’s uncertain tax benefits was $1,230 (year ended December 31, 2014 - 1,230). If recognized in future periods, the uncertain tax benefits would affect our effective tax rate. The Company files income tax returns in Canada, the U.S., Italy, and various other foreign jurisdictions. All taxation years remain open to examination by the Canada Revenue Agency, the 2009 to 2014 taxation years remain open to examination by the Internal Revenue Service and the Italian Revenue Agency, and various years remain open in the other foreign jurisdictions.

A reconciliation of the change in the reserves for uncertain tax positions from January 1, 2015 to December 31, 2015 is as follows:

Balance as of January 1, 2015	$—
Tax positions related to the current year:
Additions	—
Reductions	—
$—
Tax positions related to prior years:
Opening	$1,230
Additions	—
Reductions	—
Settlements	—
Lapses in statutes of limitations	—
Balance as of December 31, 2015	$1,230

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

20. Related party transactions:

 Pursuant to the amended and restated JVA, Westport engages in transactions with CWI.

As at December 31, 2015, net amounts due from CWI total $1,165 (2014 - $3,621). Amounts receivable relate to costs incurred by Westport on behalf of CWI. The amounts are generally reimbursed by CWI to Westport in the month following the month in which the payable is incurred.  Cost reimbursements from CWI consisted of the following:

	Years ended December 31,
	2015	2014	2013
Research and development	$18	$3	$178
General and administrative	906	1,548	1,351
Sales and marketing	4,818	4,935	4,725
	$5,742	$6,486	$6,254

21. Service and other revenue:

Service and other revenue for the year ended December 31, 2015 consisted of other fee payments of $nil (year ended December 31, 2014 - $1,480; year ended December 31, 2013 - $1,484), and service revenue of $5,460 (year ended December 31, 2014 - $11,074; year ended December 31, 2013 - $14,547) under existing development agreements. All costs associated with the development agreements were recorded as research and development expenses in the period incurred.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

22. Commitments and contingencies:

(a) Contractual Commitments

The Company has obligations under operating lease arrangements that require the following minimum annual payments during the respective fiscal years:

2016	$3,334
2017	3,246
2018	4,775
2019	5,080
2020	4,333
Thereafter	35,767

$56,535

For the year ended December 31, 2015, the Company incurred operating lease expense of $3,763 (year ended December 31, 2014 - $3,879; year ended December 31, 2013 - $5,675).

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

The Company is engaged in certain legal actions in the ordinary course or business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

(b) Purchase Commitments

The Company purchases components from a variety of suppliers and contract manufacturers. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, the Company enters into agreements with suppliers and contract manufacturers. A portion of our reported estimated purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. The Company may be subject to penalties, and may lose important suppliers, if it is unable to meet its purchase commitments. In 2014, the Company entered into several long-term fixed price contracts to purchase parts to produce certain products. These contracts represent firm purchase commitments which are evaluated for potential market value losses. The Company estimated a loss on these firm purchase commitments with reference to the estimated future sales price of these products and recognized a provision for inventory purchase commitments of $4,106 in 2014. The provision is recognized in other payables in accounts payable and accrued liabilities (note 12). During 2015, no additional loss for provision for inventory purchase commitments was accrued and the provision has been drawn down to $2,050.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

23. Segment information:

During the first quarter of 2015, Westport realigned the structure of the company's internal organization. The realignment combines, our historical operating segments, Westport Applied Technologies, Westport On-Road Systems and Westport Off-Road Systems into a single operating segment, Westport Operations. This change reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Makers (the CEO and the COO “CODMs”). As Westport narrows its focus within certain business units, including its investments in joint ventures, and defers certain products and related programs, the CODMs manage the combined businesses as a whole. Therefore, the Westport Operations segment provides more meaningful information to users of Westport’s financial statements.   All comparable periods presented have been revised to reflect this change.

The financial information for the Company’s business segments evaluated by the CODMs includes the results of CWI and WWI as if they were consolidated, which is consistent with the way Westport manages its business segments. As CWI and WWI are accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

The Company’s business operates in four operating segments:

- Westport Operations designs manufactures and sells compressed natural gas, liquefied natural gas, and liquefied petroleum gas components and systems to over 20 global OEMs, and to aftermarket customers in over 60 countries.

- Corporate and Technology Investments, which includes corporate costs such as research and development, general and administrative, marketing, interest and other charges, foreign exchange and depreciation that cannot be attributed to a particular segment and are incurred by all segments;

- CWI which serves the medium- to heavy-duty engine markets with spark ignited natural gas engines. The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas; and

- WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.

The accounting policies for the reportable segments are consistent with those described in note 2. The CODM evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, impairment charges, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments. The Company did not record any intersegment sales or transfers for the year ended December 31, 2015, December 31, 2014 and December 31, 2013.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

23. Segment information (continued):

	Years ended December 31,
	2015	2014	2013
Revenue:
Westport Operations	$100,108	$126,988	$151,615
Corporate and Technology Investments	3,196	3,581	12,417
CWI	331,882	337,234	310,651
WWI	185,967	618,465	466,580
Total segment revenues	621,153	1,086,268	941,263
Less: equity investees' revenue	(517,849)	(955,699)	(777,231)
Total consolidated revenues	$103,304	$130,569	$164,032
Net consolidated operating income (loss) excluding depreciation and amortization, losses on impairments, write-downs and disposals, provision for inventory purchase commitments, foreign exchange loss (gain), bank charges and other:

Westport Operations	$(15,230)	$(22,379)	$(67,426)
Corporate and Technology Investments	(70,254)	(87,363)	(83,546)
CWI	51,011	21,555	23,539
WWI	3,784	78,502	14,496
Total segment operating loss	(30,689)	(9,685)	(112,937)
Less: equity investees’ operating income	(54,795)	(100,057)	(38,035)
Net consolidated operating loss excluding depreciation and amortization, losses on impairments, write-downs and disposals, provision for inventory purchase commitments, foreign exchange (gain) loss, bank charges and other:	(85,484)	(109,742)	(150,972)
Depreciation and amortization:
Westport Operations	6,625	13,573	11,474
Corporate and Technology Investments	7,029	5,093	4,814
Provision for inventory purchase commitments (Westport Operations)	—	4,106	—
Losses on impairments, write-downs and disposals
Corporate and Technology Investments	—	3,458	31,564
Westport Operations	22,722	26,146	9,959
	36,376	52,376	57,811
Net consolidated operating loss before foreign exchange (gain) loss, bank charges and other	(121,860)	(162,118)	(208,783)
Foreign exchange (gain) loss, bank charges and other	(11,223)	(2,730)	(14,573)
Loss from operations	(110,637)	(159,388)	(194,210)
Interest on long-term debt and other income (expenses), net	(5,337)	(5,032)	(3,771)
Income from investment accounted for by the equity method	18,317	14,222	13,444
Loss before income taxes	$(97,657)	$(150,198)	$(184,537)

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

23. Segment information (continued):

	Years ended December 31,
	2015	2014	2013
Total additions to long-lived assets excluding business combinations:
Westport Operations	$1,350	$2,278	$20,871
Corporate and Technology Investments	3,495	7,971	5,579
	$4,845	$10,249	$26,450

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions.  Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers and presented as a percentage of the Company’s product and service revenues are as follows:

	% of total product revenue and service and other revenue
	Years ended December 31,
	2015	2014	2013
Americas (including United States)	28%	40%	42%
Asia (including China)	16%	12%	11%
Other (including Italy)	56%	48%	47%

The Company’s revenue earned from Canadian customers is not significant and has been included in revenue from sales in the Americas.

As at December 31, 2015, total goodwill of $3,008 (December 31, 2014 - $23,352) was allocated to the Westport Operations segment.

As at December 31, 2015, total long-term investments of $30,565 (December 31, 2014 - $32,898) was allocated to the Corporate segment and $546 (December 31, 2014 - $426) was allocated to Westport Operations.

Total assets are allocated as follows:

	December 31, 2015	December 31, 2014
Westport Operations	$157,452	$219,261
Corporate and Technology Investments and unallocated assets	52,200	116,588
CWI	171,189	172,941
WWI	125,724	182,215
	506,565	691,005
Less: equity investees’ total assets	296,913	355,156
Total consolidated assets	$209,652	$335,849

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

23. Segment information (continued):

The Company’s long-lived assets consist of property, plant and equipment, intangible assets and goodwill (included in intangible assets below).

Long-lived assets information by geographic area:

December 31, 2015	Fixed Assets	Intangible Assets	Total
	(in thousands)	(in thousands)	(in thousands)
Italy	$6,212	$19,531	$25,743
Netherlands	2,952	5,135	8,087
Canada	18,875	494	19,369
United States	14,210	—	14,210
Sweden	124	—	124
China	7,059	—	7,059
Australia	708	155	863
	50,140	25,315	75,455
Less: equity investees' long lived assets	7,613	—	7,613
Total consolidated long-lived assets	$42,527	$25,315	$67,842

December 31, 2014	Fixed Assets	Intangible Assets	Total
	(in thousands)	(in thousands)	(in thousands)
Italy	$9,084	$44,139	$53,223
Netherlands	3,729	6,245	9,974
Canada	24,410	673	25,083
United States	20,386	—	20,386
Sweden	208	—	208
China	6,329	—	6,329
Australia	1,018	215	1,233
	65,164	51,272	116,436
Less: equity investees' long lived assets	7,030	—	7,030
Total consolidated long-lived assets	$58,134	$51,272	$109,406

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

24. Financial Instruments:

(a)    Financial risk management:

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

(b)    Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  At December 31, 2015, the Company has $27,839 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at December 31, 2015:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$57,454	$57,454	$57,454	$—	$—	$—
Unsecured subordinated debentures (1)	38,359	45,999	3,577	42,422	—	—
Senior financing (2)	9,123	9,428	6,303	1,804	669	652
Senior revolving financing (3)	10,859	11,423	282	11,141	—	—
Other bank financing (4)	3,312	3,612	1,968	238	91	1,315
Capital lease obligations	794	830	369	441	20	—
Operating lease commitments	—	56,535	3,334	8,021	9,413	35,767
Royalty payments (5)	—	14,393	1,360	1,950	1,950	9,133
	$119,901	$199,674	$74,647	$66,017	$12,143	$46,867

(1) Includes interest at 9%.
(2) Includes interest at rates disclosed in note 13(b) in effect at December 31, 2015.
(3) Includes interest at rates disclosed in note 13(c) in effect at December 31, 2015.
(4) Includes interest at rates disclosed in note 13(d) in effect at December 31, 2015.
(5) The Company is obligated to pay annual royalties equal to the greater of $1,164 (CDN$1,350) or 0.33% of the Company's gross annual revenue from all sources, including CWI, provided that gross revenue exceeds $12,693 (CDN$13,500) in any aforementioned fiscal year, until a total of $26,514 (CDN $28,189) has been paid.  The Company has assumed the minimum required payments.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

24. Financial Instruments (continued):

(c)    Credit risk:

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, short-term investments and accounts receivable.  The Company manages credit risk associated with cash and cash equivalents and short-term investments by regularly consulting with its current bank and investment advisors and investing primarily in liquid short-term paper issued by Schedule 1 Canadian banks, R1 rated companies and governments.  The Company monitors its portfolio, and its policy is to diversify its investments to manage this potential risk.

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectability of accounts receivable and loans receivable.  As at December 31, 2015, 85% (December 31, 2014 - 86%) of accounts receivable relates to customer receivables, and 15% (December 31, 2014 - 14%) relates to amounts due from joint venture and indirect, income tax and value added taxes receivables.  In order to minimize the risk of loss for customer receivables, the Company’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed.  Most sales are invoiced with payment terms in the range of 30 days to 90 days.  The Company reviews its customer receivable accounts and regularly recognizes an allowance for doubtful receivables as soon as the account is determined not to be fully collectible. Estimates for allowance for doubtful debts are determined on a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into consideration past due amounts and any available relevant information on the customers’ liquidity and financial position.

The carrying amount of cash and cash equivalents, short-term investments and accounts receivable as at December 31, 2015 of $66,163 (December 31, 2014 - $140,854) represents the Company’s maximum credit exposure.

(d)    Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates.  The Company conducts a significant portion of its business activities in foreign currencies, primarily the United States dollar (“U.S.”) and the Euro (“Euro”).  Cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and long-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

24. Financial Instruments (continued):

(d)    Foreign currency risk (continued):

The Company’s functional currency is the Canadian dollar. The U.S. dollar amount of financial instruments subject to exposure to foreign currency risk in the consolidated balance sheet  at December 31, 2015 is as follows:

U.S. dollars
Cash and cash equivalents	$15,289
Short-term investments	—
Accounts receivable	6,710
Accounts payable	4,604

(e)    Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is subject to interest rate risk on certain long-term debt with variable rates of interest.  The Company limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates for the year ended December 31, 2015 had increased or decreased by 50 basis points, with all other variables held constant, net loss for the year ended December 31, 2015 would have increased or decreased by $69.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

24. Financial Instruments (continued):

(f)    Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and loan payable approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value.  The long-term investment represents our interests in the CWI, WWI and other equity accounted for investees, which are accounted for using the equity method.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.

The carrying value reported in the balance sheet for the unsecured subordinated debenture notes (note 13(a)) is greater than its fair value based on a recent financing the Company performed with the Cartesian Group (note 25). The approximate fair value of the unsecured subordinated debenture notes at December 31, 2015 is approximately $32,500 (CDN $44,900). Additionally, the interest rate on the notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the balance sheet for senior financing agreements (note 13(b and c)) approximates their fair values as at December 31, 2015, as the interest rates on the debt is floating and therefore approximates the market rates of interest.  The Company’s credit spread in these subsidiaries also has not substantially changed from the premiums currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at December 31, 2015, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2015, 2014 and 2013

25. Subsequent Events

(a) Cartesian Financing

On January 11, 2016, Westport announced that it had entered into a financing agreement with Cartesian Capital Group ("Cartesian") to support global growth initiatives. The financing agreement immediately provided $17,500 in non-dilutive capital (the "Tranche 1 Financing"). In consideration for the funds provided to Westport, Cartesian is entitled to payments in respect of the Tranche 1 Financing based on the greater of (i) a percentage of amounts received by Westport on select HPDI and joint venture products in excess of agreed thresholds through 2025 and (ii) stated fixed amounts per annum.  The carrying value is being accreted to the expected redemption value using the effective interest method.
The payments owing to Cartesian in respect of the Tranche 1 Financing are accounted for using the effective interest method with a notional interest rate being calculated based on the minimum fixed payments owing to Cartesian. The minimum fixed payments result in an effective interest rate of approximately 23% using this method. The effective interest rate actually required to be utilized could be higher if future joint venture earnings and, or future product sales are higher than the minimum fixed payments stipulated in the agreement.
(b) Merger with Fuel Systems Solutions, Inc.
On September 1, 2015, the Company announced a proposed business combination (the "Merger") with Fuel Systems Solutions, Inc. (“Fuel Systems”). Under the terms of the Merger, the Company will acquire all of the outstanding shares of Fuel Systems common stock in a stock-for-stock transaction under which Fuel Systems shareholders will receive 2.129 Company shares for each share of Fuel Systems common stock they own at closing.
On March 7, 2016, the Company signed an Amendment to the Agreement and Plan of Merger (the “Amendment”) in relation to the Merger between the Company and Fuel Systems. The exchange ratio of the Agreement has been amended to include a collar mechanism. In the event that the NASDAQ volume weighted average price ("VWAP") of the Company common shares during a specified measuring period is equal to or greater than $2.37, then Fuel Systems stockholders will receive 2.129 Company common shares per Fuel Systems share on closing of the Merger and through the exchange process. In the event that the Company’s VWAP is equal to or less than $1.64, then Fuel Systems stockholders will receive approximately 3.08 Company common shares per Fuel Systems share on closing of the Merger and through the exchange process. In the event that the Company's VWAP is greater than $1.64 and less than $2.37, then Fuel Systems stockholders would receive a number of Company common shares per Fuel Systems share equal to dividing $5.05 by the Company’s VWAP, rounded to four decimal places. The measuring period will be the ten consecutive trading days ending on and including the trading day five business days prior to the anticipated closing date.
On March 18, 2016, the Company announced that its shareholders approved the issuance of such number of Company common shares as required to complete the Merger.
The Merger requires certain regulatory approvals and approval by a majority of the shareholders of Fuel Systems. All substantive regulatory approvals have been received. The Merger is currently anticipated to close in April 2016.